Exhibit 4.11

STOCK OPTION AGREEMENT

This STOCK OPTION AGREEMENT (this “Agreement”) dated as of October 1, 2004, is by and among eLong, Inc., an exempted limited liability company under the laws of the Cayman Islands (the “Company”), and IACT Asia Pacific Limited, an exempted limited liability company under the laws of the Cayman Islands (the “Investor”).

RECITALS

WHEREAS, the Company, the Investor and other shareholders of the Company entered into an Investors Agreement, dated as of July 23, 2004 (the “Investors Agreement”), pursuant to which, among other things, the Company is prohibited from issuing any of its securities (including stock options) without the prior written approval of the Investor;

WHEREAS, simultaneously with the execution and delivery of this Agreement by the parties hereto, the Company shall issue stock options covering a total of 250,000 Ordinary Shares (as defined in the Investors Agreement) to Richard Chen (in the amount of 150,000 options) and Frank Zheng (in the amount of 100,000 options) (such 250,000 stock options being the “Employee Stock Options”, and the Ordinary Shares issued upon exercise of the Employee Stock Options, the “Employee Shares”) pursuant to the Company’s Stock and Annual Incentive Plan, dated July 23, 2004 (as may be amended or restated from time to time, the “Elong Option Plan”);

WHEREAS, as a condition to Investor’s approving the issuance of the Employee Stock Options, the Company and Investor have agreed to enter into this Agreement pursuant to which the Company shall grant to Investor an option, that mirrors the provisions of each of the Employee Stock Options and the award agreements thereunder, to purchase Ordinary Shares upon the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Company and Investor agree as follows:

1.    Grant of Option.    Subject to the provisions of Section 5 hereof, effective simultaneously with the execution and delivery of this Agreement by the parties hereto, the Company hereby grants to Investor an unconditional, irrevocable option to purchase 260,204 fully paid and nonassessable Ordinary Shares (the “Stock Option” and “Option Shares”), at an exercise price equal to $5.25 (the “Option Price”). The Option Shares and Employee Shares, collectively, are referred to as the “Contingent Shares”. The number of Option Shares is equal to 51% of the total number of the Contingent Shares.

2.    Exercise; Stock Option Closing.

(a)    Exercise.    The Stock Option shall be exercisable from time to time in increments equal in each instance to the Exercisable Portion (as defined below). Each Exercisable Portion of the Option shall be exercisable by Investor’s delivery to the Company of a written notice (“Option Notice”), on the terms and conditions set forth in Section 2(b) below, within 120 days following a Triggering Event, but only if, with respect to the portion of the Stock Option so exercised, a Triggering Event (as defined below) shall have occurred. The term “Triggering Event” shall mean, with respect to a portion of the Stock Option, the time an employee of the Company or any permitted transferee who has been granted an Employee Stock Option as of the date hereof shall have exercised all or any portion of the Employee Stock Option held by such employee or transferee (any such exercise, an “Employee Exercise”). For each such Employee Exercise, the Investor shall have the right to exercise the Stock Option to purchase a number of shares such that, immediately after such Investor exercise, 51% of the Contingent Shares issued with respect to such Employee Exercise shall be Option Shares and 49% of the Contingent Shares issued with respect to such Employee Exercise shall be Employee Shares. The number of shares so purchased by the Investor in each such exercise shall be the “Exercisable Portion”. In the event the Exercisable Portion would result in a fractional share, (i) initially the number of shares constituting the Exercisable Portion will be rounded up to the nearest whole number, and (ii) upon subsequent exercises, the number of shares constituting the Exercisable Portion will be rounded up or down as necessary so that the aggregate number of Option Shares that have been issued shall always be equal, as nearly as practicable, to 51% of the total number of Contingent Shares that have been issued. The Company shall notify the Investor promptly (but in no event later than 3 days after such exercise) in writing of the occurrence of each Triggering Event, it being understood that the giving of such notice by the Company shall not be a condition to the right of the Investor to exercise the Exercisable Portion of the Stock Option.

(b)    Option Notice.    The Option Notice shall specify (i) the total number of Option Shares that the Investor wishes to exercise and (ii) the date that the closing (the “Stock Option Closing”) with respect to such exercise shall take place (it being understood and agreed that the Stock Option Closing shall occur on such date specified in the Option Notice, subject to extension in connection in case of any required regulatory approval). In addition, each Option Notice shall contain the following representations by Investor: Investor represents and warrants to the Company that Investor is acquiring the Option Shares that are the subject of this notice of exercise for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act of 1933, as amended (the “Act”). Investor understands that the Option Shares it is acquiring upon this exercise constitute “restricted securities” under applicable United States federal securities laws, and Investor may dispose of such shares only pursuant to an effective registration statement under the Act or an exemption from registration if available. Investor has made, either alone or together with its advisors, such independent investigation of the Company, its management and related matters as Investor deems to be, or such advisors have advised to be, necessary or advisable in connection with the investment in the Company contemplated by this option exercise; and Investor and its advisors have received all information and data that Investor and such advisors believe to be necessary in order to reach an informed decision as to the advisability of such option exercise.

(c)    Stock Option Closing.    The Stock Option Closing shall take place at the offices of the Investor at the address specified in Section 9(g). At each Stock Option Closing, the Investor shall pay to the Company the aggregate purchase price (based on the then-applicable Option Price) for the Option Shares purchased pursuant to the exercise of any such portion of the Stock Option by wire transfer of immediately available funds to the account of the Company set forth on Schedule 1.2 of the Transaction Agreement (as defined in the Investors Agreement) and the Company shall simultaneously deliver to the Investor a certificate or certificates representing the number of Option Shares purchased by the Investor. Upon tendering the applicable purchase price in immediately available funds, the Investor shall be deemed to be the holder of record of the Option Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Option Shares shall not then be actually delivered to the Investor. The Company shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of the Investor or its assignee, transferee or designee as provided herein.

3.    Restrictions on Transfer.

(a)    The Investor may not “Transfer” (as hereinafter defined) the Stock Option (or any portion thereof) except to an affiliate, and any other attempted Transfer shall be void and of no force and effect. “Transfer” shall have the meaning given in the Investors Agreement.

(b)    The Company shall promptly process any Transfer of the Stock Option to an affiliate of the Investor provided that (x) such affiliate shall undertake the obligations of Investor hereunder, and (y) such affiliate shall agree that any Option Shares purchased by the affiliate shall be subject to the terms and conditions of, and shall constitute “Stockholder Shares” under, the Investors Agreement.

4.    Adjustment in the Event of Change in Stock.

In the event of (i) a stock dividend, stock split, reverse stock split, share combination, or recapitalization or similar event of or by the Company (each, a “Share Change”), or (ii) a merger, consolidation, acquisition of property or shares, separation, spinoff, reorganization, stock rights offering, liquidation, disaffiliation, or similar event of or by the Company (each, a “Corporate Transaction”), then (A) the number and kind of shares subject to the Stock Option will be adjusted and (B) the Option Price per share of the Stock Option will be adjusted, in each case, in the same manner as the Employee Stock Options are adjusted in connection with such Share Change or Corporate Transaction.

5.    Expiration.    On the date that a portion of an Employee Stock Option expires or otherwise terminates, the applicable portion of the Stock Option (i.e., that portion equal to 51% of the portion of the Employee Stock Option that is expiring or terminating) shall expire (the “Expiration Date”).

6.    Representations and Warranties of the Company.    The Company hereby represents and warrants to Investor as of the date hereof:

(a)    Organization.    The Company has been duly organized, and is validly existing and in good standing, under the laws of its jurisdiction of incorporation or formation, as applicable, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing or good standing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means any change affecting, or event or condition having an effect on, the representing party or any of its subsidiaries that is or will be materially adverse to the ability of the representing party to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

(b)    Authority.    The Company has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the transactions contemplated herein to be consummated by the Company. The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by all necessary corporate action (including by the Board of Directors of the Company), and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or the consummation by the Company of the transactions contemplated hereby. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (assuming that this Agreement is duly executed and delivered by and is valid and binding as against Investor).

(c)    No Conflict.    There is no requirement applicable to the Company or its affiliates to make any filing with, or to obtain any permit, authorization, consent or approval of, any Governmental Authority in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for such permits, authorizations, consent or approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent the consummation of the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company will not, and the performance by the Company of its obligations under this Agreement will not, (i) violate any provision of the Company’s governing agreements, (ii) result in a default or breach (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material indebtedness of the Company or its subsidiaries, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, excluding from the foregoing clauses such violations, defaults or breaches (or rights of termination, cancellation or acceleration) which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For the purposes of this Agreement, “Governmental Authority” shall mean any national, local or foreign (including U.S. federal, state or local) or supranational governmental, judicial or regulatory agency, commission, bureau, entity or authority.

(d)    Option Shares.    The Option Shares, or any portion thereof, when transferred to Investor pursuant to the terms of this Agreement, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all Liens, including any preemptive rights of any stockholder of the Company. For the purposes of this Agreement, “Liens” shall mean any liens, encumbrances, pledges, restrictions upon voting or transfer, security interests, claims, charges, options, rights of first refusal, or other legal or equitable encumbrances and any other matters affecting title, the right to transfer and vote and the right to exercise all rights applicable to any ordinary shareholder.

7.    Covenants of the Company.

(a)    Further Assurances.    Upon exercise of the Stock Option or any portion thereof, the Company shall take all actions necessary to fulfill the obligations of the Company pursuant to this Agreement including obtaining any required regulatory or other approvals.

(b)    Reservation of Shares.    In addition to its other agreements and covenants herein, the Company agrees: (i) that it shall at all times maintain, free from subscriptive or preemptive rights, sufficient authorized but unissued or treasury shares of the Ordinary Shares so that the Stock Option may be exercised without additional authorization of such Ordinary Shares after giving effect to all other options, warrants, convertible securities and other rights to purchase such Ordinary Shares; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Company; and (iii) promptly to take all action provided herein to protect the rights of the Investor against dilution.

8.    Representations and Warranties of Investor.    Investor hereby represents and warrants to the Company as of the date hereof:

(a)    Organization.    Investor has been duly organized, and is validly existing and in good standing, under the laws of its jurisdiction of formation, as applicable, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Investor is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing or good standing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Authority.    Investor has all necessary company power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the transactions contemplated herein to be consummated by Investor. The execution and delivery by Investor of this Agreement and the performance of its obligations hereunder, and the consummation by Investor of the transactions contemplated hereby, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of Investor are necessary to authorize the execution, delivery and performance of this Agreement or the consummation by Investor of the transactions contemplated hereby. This Agreement constitutes a valid and binding agreement of Investor, enforceable against Investor in accordance with its terms (assuming that this Agreement is duly executed and delivered by and is valid and binding as against the Company).

9.    Miscellaneous.

(a)    Certain Supplements and Amendments.    This Agreement may not be amended or modified without the prior written consent of each party hereto, unless such amendment or modification does not affect the rights or obligations of a party hereunder, in which case the consent of such party shall not be required.

(b)    Entire Agreement.    This Agreement constitutes the entire agreement among the parties with respect to the subject matter set forth herein and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

(c)    Severability.    If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(d)    Definitions.    For the purposes of this Agreement:

(i) “affiliate” or “affiliates” means, with respect to a person, any other person in which the first such person has a direct or indirect controlling interest or by which the first such person is directly or indirectly controlled or which is under direct or indirect common control with the first such person;

(ii) “control”, when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, by or through stock ownership, agency or otherwise, or pursuant to or in connection with an agreement, arrangement or understanding (written or oral) with one or more other persons; and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing;

(iii) “include” and “including” (and words of similar import) shall be deemed to be followed by the phrase “without limitation”; and

(iv) “person” or “persons” include natural persons, corporations, limited liability companies, trusts, joint ventures, associations, companies, partnerships, governments or agencies or political subdivisions thereof and other entities.

(e)    Governing Law; Arbitration.

(i) This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

(ii) Notwithstanding subsection (iii) below, at the option of the Investor, each of the parties hereto agrees for the benefit of the Investor that any State or Federal court sitting in Delaware shall have exclusive jurisdiction to settle any disputes (including claims for set-off and counterclaims) and enforce any rights which may arise in connection with the validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement or otherwise arising in connection with this Agreement. Each party hereto consents to venue in the Delaware Courts and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any action therein. Each party hereto agrees that the summons and complaint or any other process in any action may be served by notice given in accordance with Section 9(g), or as otherwise permitted by law. Each party hereto irrevocably waives the right to trial by jury.

(iii) Subject to the option in favor of the Investor set out in subsection (b) above, any controversy or claim arising out of or relating to this Agreement shall be determined by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association. The tribunal shall consist of three arbitrators. The seat of the arbitration shall be New York. The language of the arbitration shall be English. The parties hereto agree that the tribunal constituted under this clause shall have the power to grant the relief of specific performance in appropriate circumstances, and further agree, for the avoidance of doubt, that any competent court of its jurisdiction (including in the PRC courts) may enforce an order of the tribunal for specific performance. By agreeing to arbitration pursuant to this clause, the parties hereto waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority, in as far as such waiver may validly be made, save that the parties do not intend to deprive any competent court of its jurisdiction (including the PRC courts) to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of the arbitration proceedings or the enforcement of any award.

(f)    Descriptive Headings.    The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)    Notices.    All notices and other communications provided for or permitted hereunder shall be made by hand-delivery, first-class mail, telex, telecopier, or overnight air courier guaranteeing next day delivery:

(A)    if to the Investor, to

IACT Asia Pacific Limited

c/o InterActive Corp.

152 West 57th Street

42nd Floor

New York, New York 10019

Telecopy No.: (212) 314-7497

Attention: General Counsel

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telecopy No.: (212) 403-2000

Attention: Andrew J. Nussbaum, Esq.

and

(B)    if to the Company, to

eLong, Inc.

Block B, XingKe Plaza

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

Telecopy No.: (8610) 64386830

Attention: Chief Executive Officer

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five U.S. business days after being deposited in the mail, postage prepaid, if mailed (so long as a fax copy is sent and receipt acknowledged within two U.S. business days after mailing); when answered back if telexed; when receipt acknowledged, if telecopied; and the next U.S. business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. The parties may change the addresses to which notices are to be given by giving five days’ prior written notice of such change in accordance herewith.

(h)    Counterparts.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party.

(i)    Further Assurances.    In the event of any exercise of the Stock Option by Investor, the Company and Investor shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

(j)    Specific Performance.    The parties hereto hereby acknowledge and agree that the failure of any party to this Agreement to perform its agreements and covenants hereunder will cause irreparable injury to the other party to this Agreement for which damages, even if available, will not be an adequate remedy. Accordingly, each of the parties hereto hereby consents to the granting of equitable relief (including specific performance and injunctive relief) by any court of competent jurisdiction to enforce any party’s obligations hereunder. The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

(k)    Costs and Expenses.    Any cost, expense, burden, tax, duty, or stamp arising out from the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall be borne and paid for by the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ELONG, INC.

By:
Name: Title:

IACT ASIA PACIFIC LIMITED

By:
Name: Title: